Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi successfully prices USD 2 billion bond issue

Paris, France - June 13, 2018 - Sanofi has successfully priced its offering of USD 2 billion of notes denominated in US dollars, across 2 tranches:

•	USD 1 billion fixed rate notes, due June 19, 2023, bearing interest at an annual rate of 3.375%,

•	USD 1 billion fixed rate notes, due June 19, 2028, bearing interest at an annual rate of 3.625%.

The offer was made pursuant to Sanofi’s shelf registration statement filed with the US Securities and Exchange Commission on March 15, 2016.

Sanofi intends to use the net proceeds of the offering for general corporate purposes, including the repayment of existing borrowings.

Barclays Capital Inc. and Morgan Stanley & Co. LLC acted as global coordinators for the offering. Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, and MUFG Securities Americas Inc. acted as joint bookrunners for the offering.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact	Investor Relations Contact
Laurence Bollack	George Grofik
Tel.: +33 (0)1 53 77 46 46	Tel.: +33 (0)1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, a written prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, may be obtained, subject to applicable law, from Sanofi, 54, rue la Boétie,75008, Paris, France.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (“IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II ; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) other than individuals, in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D.744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi’s beliefs and expectations are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi‘s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Sanofi does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Additional Information:

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.